

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Joe Mastrangelo
Chief Executive Officer
Eos Energy Enterprises, Inc.
3920 Park Avenue
Edison, NJ 08820

>   **Re: Eos Energy Enterprises, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 10, 2020**
>   **File No. 333-251243**

Dear Mr. Mastrangelo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed December 10, 2020

General

1.   It appears you are registering the primary issuance of 325,000 shares of common stock that are issuable upon the exercise of a warrant issued to the Sponsor. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please advise us of the exercise provisions of the warrants referenced above. If you do not believe the warrants were immediately exercisable (i.e., within one year) when issued privately, please explain why. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

Joe Mastrangelo
Eos Energy Enterprises, Inc.
December 16, 2020
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Anthony M. Saur